[Kutak Rock LLP Letterhead]

H. WATT GREGORY, III	August 5, 2009
Watt.gregory@kutakrock.com
(501-975-3102)

Ms. Kathryn McHale

Staff Attorney

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mailstop 4720

Washington, DC 20549

Re:	Bank of the Ozarks, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 11, 2009
File No. 000-22759

Dear Ms. McHale:

This letter is written on behalf of Bank of the Ozarks, Inc. (the “Company”) in response to your follow up written comments to the Company dated July 21, 2009, and my telephone conversation last Friday, July 31, 2009 with Mr. Justin Dobbie of the Staff, in regard to the captioned Annual Report on Form 10-K. The Staff comment under discussion is as follows:

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation, page 32

Compensation Discussion and Analysis, page 16 of Definitive Proxy Statement on Schedule 14A

Cash Incentive Compensation, page 18 of Definitive Proxy Statement on Schedule 14A

1.	We note your response to comment 1 in our letter dated July 1, 2009. We are unable to agree with your determination that the performance targets related to incentive compensation and general cash bonuses are not material. Please submit to the staff proposed revised disclosure which includes the performance targets in question. Please also confirm that the company will disclose any similar performance targets in future filings.

KUTAK ROCK LLP

Ms. Kathryn McHale

August 5, 2009

RESPONSE:

1.

Cash Incentive Compensation for Mr. Rex Kyle. In my telephone conversation with Mr. Dobbie on July 31st, I first provided clarification regarding the nature of the cash incentive compensation paid to Mr. Rex Kyle, the only named executive officer who received such compensation with respect to the year ended December 31, 2008. Mr. Kyle, as President of the Company’s subsidiary bank’s Trust and Wealth Management Division, including personal and corporate trust activities, received cash incentive compensation based on new trust account business originated by him personally during the year, ranging from 10-20% of the fees received by the subsidiary bank for such originations, depending on the type of new trust business, as part of an overall incentive compensation plan available to all employees of the Trust and Wealth Management Division. In addition, as President of that division, Mr. Kyle received cash incentive compensation equal to 10% of all new trust business originated by the Division’s other officers during 2008.

Additionally, I advised Mr. Dobbie that as a participant in the U.S. Treasury’s Capital Purchase Program under the Treasury’s TARP program pursuant to the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009, with certain limited exceptions that do not appear to apply to the Company, the Company and its subsidiary bank are no longer authorized to pay cash incentive compensation to the institutions’ five highest compensated officers. As such, the Company contemplates that this type of compensation will not be paid to Mr. Kyle in 2009 or thereafter as long as the Company is a participant in the Treasury’s TARP program. Accordingly, we propose providing in future Form 10-K and Proxy Statement filings, unless the same remains moot as a result of continuing TARP program participation, disclosure to the following effect, that had it been provided for the most recent Definitive Proxy Statement, would read as follows, in a new second sentence in the second narrative paragraph following the Base Salary table appearing on page 18 of the Company’s 2009 Definitive Proxy Statement, and in note 3 under the Summary Compensation Table appearing on page 23 of the 2009 Definitive Proxy Statement:

“Mr. Kyle received incentive compensation for [applicable year in question] ranging from 10-20% of new trust account business originated by him, individually, as a trust officer, depending on the type of trust account business originated, and 10% of all new trust account business originated by other Trust and Wealth Management Division officers.”

2.	General Cash Bonuses. I also advised Mr. Dobbie that the accrual and payment of general cash bonuses is neither made in a predetermined specific amount nor

KUTAK ROCK LLP

Ms. Kathryn McHale

August 5, 2009

based on predetermined performance targets. The process rather has typically followed this pattern: at or around the end of each quarter during the year, senior management, specifically led by George Gleason, the Chairman and Chief Executive Officer, and Mark Ross, the Vice Chairman and Chief Operating Officer, reviews the past performance of the institution during the preceding quarter. Based on subjective criteria used by Mr. Gleason, including how much pre-tax profit the institution generated during the quarter compared to previous quarters or to comparable quarters in previous years, an accrual of a general cash bonus may or may not be made. There is no accrual of a general cash bonus to any individual prior to the end of the year, and individuals are not apprised in advance of any such accrual. If an accrual is made by the Company, it may be added to, maintained or reversed in subsequent quarters, depending again on senior management’s subjective assessment of the institution’s performance over the preceding quarters. At or near year end, Messrs. Gleason and Ross will recommend to the Personnel and Compensation Committee whether a general cash bonus should be paid, and if so, to whom and in what amount.

Accordingly, in future filings the language of the third from last paragraph appearing on page 18 of the Company’s Definitive Proxy Statement will be revised to read as follows:

“The Company’s general cash bonus program entails a periodic subjective review by senior management, specifically led by Mr. George Gleason, Chairman and Chief Executive Officer, and Mr. Mark Ross, Vice Chairman and Chief Operating Officer, of the institution’s past financial performance compared to previous fiscal periods or comparable periods in previous fiscal years. If, in senior management’s subjective judgment, the institution has achieved a satisfactory level of profits, an accrual of a general cash bonus may be made (but not paid), and if at year end such determinations are confirmed by senior management, a recommendation is made to the Personnel and Compensation Committee for the award of general cash bonus payments to a broad group of employees at all levels. Because, in senior management’s subjective judgment the institution did not achieve a sufficient level of earnings in 2008 to merit payment of general cash bonuses, Messrs. Gleason and Ross did not recommend to the Personnel and Compensation Committee the payment of general cash bonuses, and no general cash bonuses were paid to any employees.”

3.	Targeted Bonuses.

Please refer to the second bullet point paragraph appearing on page 2 of the Company’s prior response to your comments, under cover of correspondence dated July 14, 2009 from Paul Moore, Chief Financial Officer and Chief Accounting Officer, with regard to an explanation of how the “targeted bonus”

KUTAK ROCK LLP

Ms. Kathryn McHale

August 5, 2009

program awards are subjectively determined and paid. In order to avoid any misunderstanding in the future about the nature of these bonus payments, in future filings the Company will seek to use different terminology instead of describing them as “targeted” bonuses.

If there are any additional questions or comments regarding the Company’s disclosures in its 2008 Annual Report on Form 10-K or its Definitive Proxy Statement on Schedule 14A, please direct them to Mr. Paul E. Moore, Chief Financial Officer and Chief Accounting Officer of the Company, or the undersigned.

Sincerely,

/s/ H. Watt Gregory, III

cc:	Justin Dobbie
Securities and Exchange Commission

George G. Gleason
Bank of the Ozarks, Inc.

Paul Moore
Bank of the Ozarks, Inc.